Exhibit 12 UNITED STATES CELLULAR CORPORATION AND SUBSIDIARIES RATIOS OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30,

	2005	2004

	(Dollars in thousands)
EARNINGS:
Income before income taxes and minority interest	$98,425	$86,865
Add (deduct):
Earnings on equity method investments	(30,076)	(32,648)
Distributions from unconsolidated entities	27,956	7,221
Minority interests in pre-tax income of subsidiaries that do not
have fixed charges	(5,069)	(6,023)

	91,236	55,415
Add fixed charges:
Consolidated interest expense	42,182	41,266
Interest portion (1/3) of consolidated rent expense	17,687	11,610

	$151,105	$108,291

FIXED CHARGES:
Consolidated interest expense	$42,182	$41,266
Interest portion (1/3) of consolidated rent expense	17,687	11,610

	$59,869	$52,876

RATIO OF EARNINGS TO FIXED CHARGES	2.52	2.05